UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 6)

LADISH COMPANY, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

505754200
(CUSIP Number)

David J. Allen, Esquire
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 11, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 505754200  Page 2 of 5 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       3,858,973
Shares
Beneficially  8 Shared Voting Power
Owned by        0
Each
Reporting     9 Sole Dispositive Power
Person          3,858,973
With         10 Shared Dispositive Power
                0

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,858,973 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.6%

14. Type of Reporting Person (See instructions)

BD, PN

Schedule 13D/A

CUSIP No. 505754200  Page 3 of 5 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Corporation
              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        3,858,973
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                3,858,973

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,858,973 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.6%

14. Type of Reporting Person (See instructions)

CO

Schedule 13D/A

CUSIP No. 505754200  Page 4 of 5 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

USA
              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        3,858,973
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                3,858,973

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,858,973 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.6%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 505754200  Page 5 of 5 Pages

Item 1. Security and Issuer

This Schedule 13D/A relates to the Common Stock, par value
$.01 per share (the "Common Stock") issued by Ladish
Company, Inc., a Wisconsin corporation (the "Company"), whose principal executive offices are located at 5481 South
Packard Ave., Cudahy, WI  53310.

Item 4.  Purpose of Transaction

In its Amendment No. 5 to Form 13D filed with the SEC on
April 17, 2003, Grace indicated that it intended to seek the election of its own slate of six nominees to the Board of Directors of the Company.

In an Agreement dated June 11, 2003 among the Company,
Grace and certain individuals (the "Agreement"), the Company and Grace reached a compromise agreement relating to the composition of the board of directors, such that the new board will include Lawrence W. Bianchi, James C. Hill,
Leon A. Kranz, J. Robert Peart, Bradford T. Whitmore and
Kerry L. Woody. Among other matters set forth therein, the Agreement contemplates that the new board will promptly select a seventh, independent director and will revoke the Company's 1998 Shareholders' Rights Plan.

Grace will continue to assess their investment in the Company and the various alternatives available to them to maximize shareholder value. Grace may, depending on market conditions and other factors they deem material, purchase additional Common Stock or dispose of all or a portion of the Common Stock that they now own or any Common Stock they may hereafter acquire.

Item 6.  Contracts, Arrangements, Understanding or
Relationships With Respect to Securities of the Issuer.

Please see Item 4 above.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - Agreement dated June 11, 2003 among Ladish Co.,
Inc., Grace Brothers, Ltd. and certain individuals signatory thereto.

SIGNATURE

Each of the Filers, after reasonable inquiry and to the best of each of their individual knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2003

GRACE BROTHERS, LTD.


By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

SPURGEON CORPORATION


By: /s/ David J. Allen
Name:  David J. Allen
Its:  Vice President


BRADFORD T. WHITMORE, individually


By: /s/ Bradford T. Whitmore

EXHIBIT 1
AGREEMENT

THIS AGREEMENT is made as of the 11th day of June, 2003, by and among LADISH CO., INC., a Wisconsin corporation (the
"Company"); GRACE BROTHERS, LTD., an Illinois limited partnership ("Grace Brothers"); and the individuals signatory below, each of whom is sometimes referred to herein by his or her last name.

WHEREAS, Grace Brothers is the beneficial owner of approximately 29.6% of the outstanding common stock of the Company; and WHEREAS, management of the Company, on the one hand, and Grace Brothers, on the other, have submitted to the shareholders of the Company, at the annual meeting of shareholders held on June 6, 2003 (the "2003 Annual
Meeting"), different slates of director nominees for election to one-year terms; and

WHEREAS, the tabulation of the votes in the foregoing election remains in doubt; and

WHEREAS, all the parties mutually agree that protracted uncertainty, including the possibility of litigation, concerning the outcome of the election of directors might cause substantial harm to the Company in its relations with its customers, suppliers, competitors, employees and investors; and

WHEREAS, the undersigned individuals, in such capacities as they respectively occupy as fiduciaries, proxies, and direct or indirect beneficial owners of shares of the Company, believe that it is in the best interests of the Company, its shareholders and other constituents that a board of directors of the Company be seated that includes representatives of management and Grace Brothers, and persons independent of both the Company and Grace Brothers.

NOW, THEREFORE, in consideration of the foregoing, and of the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by all parties, the parties agree as follows:

1.  Withdrawal and Resignation.  Larsen, Roeper, Hampton,
Sullivan, Williams and Daniels hereby withdraw their names from nomination, and decline to serve as directors of the Company, with the effect that the only remaining nominees on either slate of director nominees shall consist of Bianchi, Hill, Kranz, Peart and Woody. Larsen, Roeper,
Hampton and Sullivan hereby additionally resign as directors of the Company, effective at the Effective Time, as defined below.

2. Vote Count. The Company and Grace Brothers shall jointly instruct the inspectors of election of the 2003
Annual Meeting to report the outcome of the voting by counting each vote cast equally. Such vote count by the inspectors of election shall give effect to Section 1 hereof, and votes cast in favor of the six individuals withdrawing thereunder shall not be tabulated. Upon receipt of the foregoing tabulation, certifying that Bianchi, Hill, Kranz, Peart and Woody are the only remaining nominees and showing the vote totals for each, the Company shall promptly accept such tabulation as the official outcome of the election and such board shall be seated; the time of such acceptance is sometimes referred to herein as the "Effective Time."

3.  Director Vacancies.  Promptly after the Effective Time,
Bianchi, Hill, Kranz, Peart and Woody agree that they will elect Whitmore to fill one of the vacancies on the board of directors. Bianchi, Hill, Kranz, Peart, Whitmore and
Woody (collectively, the "New Board") further agree that they will promptly produce a consensus written profile of a seventh director to fill the remaining vacancy. Among the qualifications of the seventh director shall be independence of both the Company and Grace Brothers. The
New Board shall also agree on a qualified search firm, similarly independent, to find candidates to fill the remaining vacancy, and shall act as promptly as is prudent to fill such vacancy.

4. Committees. The persons constituting the New Board agree that all current committees of the board of directors of the Company shall be dissolved; and until further action by the New Board in its discretion, the following committees shall be constituted as the only board committees: (a) an Audit Committee consisting of Bianchi
(as chairman), Kranz and Peart; and (b) a Compensation and Stock Option Committee consisting of Kranz, Peart and
Whitmore. Until further or contrary action is taken by the board of directors in its discretion, the responsibilities, authorities and charters of these committees prior to this Agreement shall continue in effect.

5.  Shareholder Rights Plan.  The persons constituting the
New Board agree that they will promptly rescind the rights issued under the Ladish Co., Inc. Rights Agreement dated as of September 15, 1998, and take any and all other action necessary to terminate such agreement.

6. Consent Resolution. In furtherance of the covenants contained in Sections 3, 4 and 5, the persons constituting the New Board agree to execute and deliver in counterparts, concurrently with or immediately following the execution and delivery hereof, the Resolutions of Directors appended hereto as Attachment A.

7. Shareholder Vote on Restoration. Attachment B hereto constitutes a notice from Grace Brothers to the Company pursuant to subsection (4) of Section 180.1150 of the Wisconsin Business Corporation Law (the "Wisconsin Control
Share Voting Statute"). The Company acknowledges receipt of such notice and stipulates that such notice is in compliance with the requirements set forth in such subsection. Attachment C hereto constitutes a form of shareholder resolution for the purpose of restoring to the shares owned by Grace Brothers (if such restoration is necessary) the full voting power of such shares, without application of the Wisconsin Control Share Voting Statute.
The parties agree that (a) such notice and proposed resolution shall not constitute a concession by Grace
Brothers that the Wisconsin Control Share Voting Statute should be construed to reduce the voting power of shares held by Grace Brothers, in the absence of such resolution,
(b) such resolution shall be placed before the shareholders of the Company at the next annual or special meeting of shareholders to be held; and (c) all parties will cooperate in recommending adoption of the resolution by the shareholders at such meeting; provided, however, that the Company shall not be required to engage proxy solicitors for such purpose. (Notwithstanding clause (b) of the preceding sentence, if Grace Brothers should determine, in its sole discretion, that it would prefer to have the shareholder meeting for purposes of adopting Attachment C at an earlier date than the next annual or special meeting of shareholders to be convened for some other purpose, then it may re-serve the Attachment B notice and a special meeting shall be called in accordance with subsection (5) of the Wisconsin Control Share Voting Statute; provided, however, that Grace Brothers hereby agrees in such case to pay, or reimburse the Company for, all the Company's out-of-pocket expenses of conducting such meeting including without limitation the costs of printing and mailing notices and proxies, the fees and expenses of the Company's transfer agent, and legal fees and disbursements directly related to such special meeting of shareholders.) If at any time pending the adoption of Attachment C by the Company's shareholders the board of directors shall acquire the power by its own act to effect the restoration of voting power unimpaired by the Wisconsin Control Share
Voting Statute, the New Board hereby agrees that it will promptly exercise such power with respect to the Company shares owned by Grace Brothers, in which case the resolution set forth as Attachment C shall not be proposed to the shareholders. The Company and the New Board agree that pending the action described above in this Section 7, unless ordered to do so by a court of competent jurisdiction in a matter brought by a third party having standing, the Company will not assert, in any matter brought to a vote of shareholders of the Company, that the restrictions of the Wisconsin Control Share Voting Statute apply to the shares of Company stock beneficially owned by Grace Brothers.

8.  Expenses.  The Company hereby agrees to reimburse Grace
Brothers for its documented out-of-pocket expenses incurred in conducting the proxy contest, including without limitation legal fees, proxy solicitation fees and expenses, and printing and mailing expenses, subject to a maximum of $200,000.00 in the aggregate.

9. Public Disclosure. The Company and Grace Brothers agree that it is in the best interests of the Company that public disclosure and discussion of the outcome of the 2003
Annual Meeting emphasize the consensual nature of the terms of this Agreement. Each of the Company and Grace Brothers therefore agrees to provide to the other, in advance of release or filing (unless applicable law requires otherwise), a copy of any written release, statement or filing with respect to the matters dealt with herein, and to consider any revisions timely suggested by the other party.

10. Mutual Waiver and Release. This Agreement is intended to constitute a composition of all controversies among the parties relating to the 2003 Annual Meeting. Each of the Company and Grace Brothers hereby waives any claims or causes of action against the other or its affiliates relating to or arising out of the 2003 Annual Meeting, the solicitation of proxies with respect thereto, and the election of directors of the Company which occurred at such meeting.

11.  General.

(a) Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the matters described herein. No party has made or relied upon any representation, warranty or covenant not contained herein.

(b) Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Wisconsin.

(c) Injunctive Relief. The parties agree that money damages would not be a sufficient remedy for any breach of the covenants contained in this Agreement, and that a non-breaching party will be entitled to injunctive relief, specific performance or any other appropriate equitable remedies for any such breach. Such remedies shall not be exclusive, but shall be in addition to all other remedies available at law or in equity. In addition, the non-breaching party or parties will be entitled to payment of its or their legal fees and disbursements, court costs and other expenses of enforcing, defending or otherwise protecting its or their interests hereunder.

(d) Capacities. Each individual signatory enters into this Agreement in every capacity which he or she occupies in relation to the matters provided for herein, including, without limitation, as individuals; as directors of Ladish, prior to or after the Effective Time; as director nominees;
as proxies to act at the 2003 Annual Meeting; as affiliates in any other manner of the Company or Grace Brothers; and as direct or indirect beneficial owners of shares of Company stock.

(e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

LADISH CO., INC.             GRACE BROTHERS, LTD.

BY:                          BY:
Kerry L. Woody, President

Lawrence W. Bianchi          J. Robert Peart

Robert J. Daniels            Scott D. Roeper

Margaret Bertelsen Hampton   Robert W. Sullivan

James C. Hill                Bradford T. Whitmore

Leon A. Kranz                Gregg G. Williams

Wayne E. Larsen              Kerry L. Woody